VEON finalizes sale agreement to exit Russia Amsterdam, 13 September 2023 12:45 CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (“the Company”), today announces that it has agreed with the buyer, owned by certain senior members of PJSC Vimpelcom management team, amendments to the sale and purchase agreement in connection with the sale of its Russian operations. The agreed amendments have no material impact on the economic terms of the original transaction announced on 24 November 2022. With the amendments to the sale agreement, the entire consideration for the sale will be satisfied by transferring the VEON Holdings Bonds acquired by PJSC VimpelCom to a wholly owned subsidiary of VEON Holdings, which will hold such notes until their cancellation or maturity. U.S. and other regulatory approvals have been received for the transfer of approximately 95% of such VEON Holdings Bonds, which will be transferred immediately prior to the closing of the sale. The remaining VEON Holdings Bonds will be transferred as soon as the outstanding regulatory approval is in place, which may occur post-closing. The Company expects all formalities necessary for the closing of the sale to be completed ahead of the 13 October maturity of VEON Holding's October 2023 bonds. VEON Group CEO Kaan Terzioglu commented: “I am pleased with the progress we have achieved in our exit from Russia despite the complexities of the transaction. Our exit strategy is the optimal solution for all our stakeholders – our customers, employees, creditors and investors world-wide. I would like to thank our stakeholders for their patience and continued support.” About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s strategy and divestment plans. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact Information VEON Hande Asik Group Director of Communication pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com TUVA Partners Julian Tanner julian.tanner@tuvapartners.com